SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company (Issuer))

GRAND PRIX ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

CA, INC.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

751198102
(CUSIP Number of Class of Securities)

Grand Prix Acquisition Corp.

c/o CA, Inc.
520 Madison Avenue

New York, New York 10022

1-800-225-5224

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$538,914,542	$62,621.87

*                  Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rally Software Development Corp., at a purchase price of $19.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 25,647,582 issued and outstanding Shares, multiplied by $19.50 per Share; (ii) 1,508,101 Shares underlying outstanding options with an exercise price that is less than $19.50 per Share, multiplied by $9.80 per Share (which is equal to the difference between $19.50 and $9.70, the weighted average exercise price of such options that have an exercise price that is less than $19.50 per Share); (iii) 1,034,734 Shares subject to restricted stock units, multiplied by $19.50 per Share; (iv) 190,000 Shares estimated to be subject to outstanding rights under the 2013 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on The New York Stock Exchange on the last day of the offering period in effect under the ESPP was equal to the Offer Price), multiplied by $19.50 per Share; and (v) 7,951 Shares issuable pursuant to outstanding warrants with an exercise price less than $19.50 per Share, multiplied by $15.72 per Share, which is the offer price per Share minus the exercise price of such warrants of $3.78 per Share.

**            The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,621.87	Filing party:	Grand Prix Acquisition Corp. CA, Inc.
Form or Registration No.:	Schedule TO-T (File No. 005-87804)	Date filed:	June 8, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by CA, Inc., a Delaware Corporation (“Parent” or “CA”) and Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, with the Securities and Exchange Commission on June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rally Software Development Corp., a Delaware corporation (the “Company” or “Rally”), at a price of $19.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11 of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11.  Additional Information.

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text after the last paragraph in such section:

“Certain Litigation.

Following the announcement of the execution of the Acquisition Agreement, a purported stockholder class action lawsuit was filed challenging the transaction.  The action was filed in the Court of Chancery of the State of Delaware: Hyer v. Rally Software Development Corp., et al, C.A. No. 11109 (filed June 5, 2015).

The complaint names as defendants Rally, the members of the Rally Board, CA and Purchaser.  The lawsuit alleges that the members of the Rally Board breached their fiduciary duties to Rally’s stockholders in connection with the proposed transaction, and that the Acquisition Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The complaint further alleges that CA and/or Purchaser aided and abetted the purported breaches of fiduciary duty.  The lawsuit seeks, in addition to other relief, an injunction or rescission of the Merger, and an award of attorneys’ fees and costs.

The outcome of these matters cannot be predicted with any certainty.  A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAND PRIX ACQUISITION CORP.

By:	/s/ Lawrence Egan

Name:	Lawrence Egan
Title:	President and Secretary

CA, INC.

By:	/s/ Michael C. Bisignano

Name:	Michael C. Bisignano
Title:	Executive Vice President and General Counsel

Dated: June 10, 2015

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